SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 4)*

WITS BASIN PRECIOUS MINERALS INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

977427 10 3

(CUSIP Number)

July 6, 2009

(Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

          ☐  Rule 13d-1(b)

          ☐ Rule 13d-(c)

          ☒  Rule 13d-1(d)

*
The  remainder  of this  cover  page  shall be filled  out for a  reporting    person's  initial  filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing  information which would alter the disclosures provided in a prior cover page.

The  information  required in the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

CUSIP No. 977427 10 3	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS

Hawk Uranium USA Inc. (f/k/a Hawk Precious Minerals USA, Inc.) (“Hawk USA”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

NUMBER OF	5.	SOLE VOTING POWER

SHARES	3,242,500

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY	0

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING	3,242,500

PERSON	8.	SHARED DISPOSITIVE POWER

WITH	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,242,500

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.1%

12.	TYPE OF REPORTING PERSON*

CO

CUSIP No. 977427 10 3	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS

Hawk Uranium Inc. (f/k/a Hawk Precious Minerals Inc.) (“Hawk Uranium”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canadian company

NUMBER OF	5.	SOLE VOTING POWER

SHARES	6,701,378

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY	0

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING	6,701,378

PERSON	8.	SHARED DISPOSITIVE POWER

WITH	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,701,378 (Includes 3,242,500 shares owned by Hawk USA, a wholly-owned subsidiary of Hawk Uranium)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%

12.	TYPE OF REPORTING PERSON*

CO

CUSIP No. 977427 10 3	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS

H. Vance White

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF	5.	SOLE VOTING POWER

SHARES	1,450,000

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY	6,701,378

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING	1,450,000

PERSON	8.	SHARED DISPOSITIVE POWER

WITH	6,701,378

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   8,151,378 (includes 3,242,500 shares owned by Hawk USA; 3,458,878 shares owned by Hawk Uranium; and options to purchase 1,450,000 shares)  Mr. White disclaims beneficial ownership of the shares owned by Hawk USA and Hawk Uranium.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. 977427 10 3	13G	Page 5 of 8 Pages

 Item 1(a).  Name of Issuer:

WITS BASIN PRECIOUS MINERALS INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
900 IDS Center, 80 South 8th Street
MINNEAPOLIS, MINNESOTA 55402-8773

Item 2(a).  Name of Person Filing:

This form is being filed by Hawk Uranium USA Inc., a Minnesota corporation; Hawk Uranium Inc., a Canadian corporation; and H. Vance White, a Canadian citizen.

Item 2(b).  Address of Principal Business Office, or if None, Residence:

2500-120 Adelaide Street W, Toronto, Ontario, CANADA   M5H 1T1

Item 2(c).  Citizenship:

See item 2(a) above

Item 2(d).  Title of Class of Securities:

COMMON STOCK, $.01 PAR VALUE

Item 2(e).  CUSIP Number:

977427 10 3

Item 3.     If This Statement  is Filed  Pursuant to  Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 977427 10 3	13G	Page 6 of 8 Pages

Item 4.  Ownership.

     Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

8,151,378 (Includes 3,242,500 shares owned by Hawk USA, a wholly-owned subsidiary of Hawk Uranium; 3,458,878 shares owned by Hawk Uranium; and options to purchase 1,450,000 shares held by H. Vance White, an officer and director of both corporations.)

(b) Percent of class:

Hawk USA beneficially owns 2.1%; Hawk Uranium beneficially owns 4.4%, by virtue of the stock held by Hawk USA, a wholly owned subsidiary; and Mr. White may be deemed to beneficially own 5.3%, by virtue of his position as an officer and director of both corporations.  However he disclaims any pecuniary interest in the shares held by Hawk USA and Hawk Uranium (based upon 153,034,486 shares outstanding as reported by the Issuer on July 15, 2009).

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 6,701,378 (Hawk Uranium)
1,450,000 (Mr. White)

(ii) Shared power to vote or to direct the vote:
6,701,378 (Mr. White)

(iii) Sole power to dispose or to direct the disposition of:
6,701,378 (Hawk Uranium)
1,450,000 (Mr. White)

(iv) Shared power to dispose or to direct the disposition of:
6,701,378 (Mr. White)

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of Securities, check the following ☐.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired theSecurity Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.  Identification  and  Classification  of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certifications.

     (a)  Not applicable.

     (b)  Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2009	HAWK URANIUM USA INC.

	By:	/s/ H. Vance White
H. VANCE WHITE

HAWK URANIUM INC.

	By:	/s/ H. Vance White
H. VANCE WHITE

/s/ H. Vance White
H. VANCE WHITE

EXHIBIT A

AGREEMENT
TO JOINTLY FILE SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G reporting each of the undersigned’s ownership of securities of Wits Basin Precious Minerals Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Dated: July 31, 2009	HAWK URANIUM USA, INC.

	By:	/s/ H. Vance White
H. VANCE WHITE

HAWK URANIUM INC.

	By:	/s/ H. Vance White
H. VANCE WHITE

/s/ H. Vance White
H. VANCE WHITE